Exhibit 99.2
Convenience Translation —
German Version legally binding
Comfort Letter
Dritte BV GmbH, Leverkusen, registered in the commercial register of the Local Court in Cologne under HRB 52162 (“BV”) intends to enter into a domination and profit and loss Transfer Agreement with Schering AG, Berlin, registered in the commercial register of the Local Court in Charlottenburg, Berlin, under 93 HRB 283 (“Schering”) as a dependent enterprise (the “Corporate Group Agreement”). It is intended to agree under the Corporate Group Agreement on a compensation in terms of Section 305 German Stock Corporation law (Aktiengesetz) in an amount of EUR 89.00 per non-par share and on a guaranteed dividend in terms of Section 304 German Stock Corporation law (Aktiengesetz) in a gross amount of EUR 4.60 (net currently EUR 3.62) per non-par share.
As the 100% parent company of BV, we, Bayer AG, Leverkusen, registered in the commercial register of the Local Court in Cologne under HRB 51368 (“Bayer AG”) hereby issue the following declaration:
Bayer AG undertakes without any restriction and irrevocably to ensure that BV is managed and financially supported in such a manner that BV is at all times in a position to timely perform all of its obligations under or in connection with the Corporate Group Agreement with Schering. Vis-à-vis the outside shareholders of Schering, Bayer AG guarantees irrevocably and without any restrictions that BV will fulfill all of the outside shareholders’ claims under or in connection with the Corporate Group Agreement between BV and Schering, especially those with respect to the payment of the guaranteed dividend and the compensation.
Leverkusen, this 27 July 2006
Bayer AG

Kühn	ppa. Müller